MINCO GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
FOR THE YEAR ENDEDDECEMBER 31, 2011

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Minco Gold Corporation and its subsidiaries (“Minco Gold” orthe “Company”) is for the year ended December 31, 2011 compared with the year ended December 31, 2010. The MD&A, dated March 30, 2012 should be read in conjunction with the accompanying audited consolidated financial statements and notes prepared by management for the years ended December 31, 2011 and 2010.

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board.  The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010.  A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in Note 20 of the consolidated financial statements for the year ended December 31, 2011.  Except as noted, all financial amounts are expressed in Canadian dollars.  Refer to Note 3 of the December 31, 2011 audited consolidated financial statements for disclosure of the Company’s significant accounting policies.

Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the consolidated financial statements and MD&A, and recommends approval to the Company’s board of directors.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2011 and the MD&A and annual information form (“AIF”) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

As at December 31, 2011 and March 30, 2012, the Company had 50,348,215 common shares outstanding.

Company overview

Minco Gold (TSX: MMM/NYSE Amex: MGH/FSE: MI5) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold Corporation in 2007. The principal business activities of the Company include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating gold mineral properties and projects in the People’s Republic of China (“China”) with the aim of bringing these properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

As at December 31, 2011, the Company has $6.7 million cash which includes $4.7million to be used for the final payment for the acquisition of the Changkeng exploration permit. The remaining cash balance available to fund exploration and general corporate requirements is $2 million, and is held in the Company’s Chinese Subsidiaries. The Company planson meeting any additional short-term cash requirements through the borrowing of funds from related parties, equity financing and/or the disposition of assets.

Companies

The Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and Triple Eight Mineral Corporation (“Temco”).

Less than wholly-owned subsidiaries - the Company has equity interests in the following projects:

●	51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”)- holding company for the Changkeng Gold project and the Changkeng Exploration Permit;

●	Equity interests – as at December 31, 2011, the Company’s ownership of Minco Silver Corporation (“Minco Silver”) was 22.15%.

Overall performance for theyear endedDecember 31, 2011

1.
Recordednetincomeof $0.9million oran earnings per share of $0.02(2010– a net loss of $0.5million or a lossper share of $0.01) and comprehensive income of $1.2 million (2010 – comprehensive loss of $0.5 million) which was a result of an $8.7 million dilution gain arising from the Company’s investment in Minco Silver. The gain resulted as the Company did not participated in the Minco Silver’s share offering of 7,600,000 common shares at $5.95 per share on March 3, 2011.

As of December 31, 2011, cash and cash equivalents were $6.7 million (2010 - $6.0 million) and short-term investments were $Nil (2010 – $0.3 million).  The Company’s equity investment in Minco Silver increased from $6.9 million in 2010 to $14.5 million in 2011.  Total assets as at December 31, 2011 were $22.2 million compared to total assets of $23.7 million as at December 31, 2010.

The Company used $3.9 million to fund its operating activities during the year compared to $0.1 million generated from operating activities for the year ended December 31, 2010. The$9 million (RMB 60 million)loan to the Tugurige Gold Minewhich was extended by the Company in 2010 was repaid during the year. As at December 31, 2011, $1.5 million was received from Mingzhong’s minority shareholders compared to $0.1 million receivedduring the year ended December 31, 2010.  Altogether, including the effect of exchange rates, cash and cash equivalents increased by $0.7 million in 2011 compared to an increase of $2.5 million in 2010.

2.	The Company received approval from the Ministry of Land and Resources (“MOLAR”) in September 2011 to renew the Changkeng exploration permit for a two-year period ending on September 10, 2013.

3.
On March 25, 2011, the RMB 60 million (approximately $9 million) loan provided to the Tugurige Gold Mine was repaid in full with interest. In June 2011, Minco China paid back RMB 50 million (approximately $7.6 million) to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of Minco Base Metals Corporation (“MBM”) in China.

As at December 31, 2011, the 208 Team has not complied with certain of its obligations under the JV agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co.

On March 14, 2012, Minco China engaged an external law firm in China to facilitate the compliance of the JV agreement by the 208 team. The ultimate outcome is uncertain.

4.
In the Longnan region, the 2011 field programcommenced at the beginning of March and was focused on Yejiaba sub-project where Minco discovered zones of significant mineralization in 2010. The best result of the 2011 exploration program was the discovery of Baimashi gold-antimony zone on the boundary between Weiziping-Baimashi and Shajinba-Yangjiagou permits, Yejiaba sub-project.  In the second half of 2011, the Company completed a drilling program at the Shajinba area, Yejiaba sub-project.  The program targeted two zones of mineralization: (a) a zone of gold mineralization at the south-east corner of the Shajinba area, and(b) a zone of poly-metallic mineralization at the north-west corner of the area.  The drill program returned lower gold values than the surface trenching program conducted in 2009 and 2010 but allowed the Company to verify structural interpretation and provided several significant mineralized intersections at depth.   A limited trenching program was undertaken at the Shajinba Zone at the very end of 2011. It was not the best part of induced polarization anomaly and there is high potential for better discoveries on the surface and at depth.

5.
The Company has a significant ownership interest (13,000,000 shares or 22.15%) in Minco Silver, a related party engaged in developing the Fuwan Silver Deposit, located in Guangdong Province, China.  Minco Silver has made significant progress in permitting on the Fuwan Silver Deposit.  At thedate of this MD&A, the progress in permitting is summarized as follows:

●
The Mining Area Permit was approved by MOLAR in Beijing in 2009.  The Permit was good for 3 years while preparation for the Mining License Application are made.  The Mining Area Permit covers approximately 0.79 square kilometers, defines the mining limits of the Fuwan deposit and restricts the use of this land to mining activities. The Permit was renewed by MOLAR with new expiry date of April 4, 2014.

●
Minco Silver has made significant progress on the Environmental Impact Assessment (“EIA”).  New water guidelines (the “Guidelines”) issued by the Ministry of Environmental Protection of China became effective on June 1, 2011, which all applicants for EIA are subject to.  Minco Silver signed an agreement with General Station for Geo-Environmental Monitoring of Guangdong Province to provide a water monitoring study to comply with the Guidelines.  The field work for the water monitoring study has been completed and the results will be used to prepare a comprehensive water monitoring report for the Project.  The revised EIA is expected to be resubmitted to the Chinese Environmental Protection Authority forapproval in the first half of 2012.

●	The exploration permit for the Fuwan Silver Project was renewed by MOLAR in July 2011. This permit is set to expire in July 2013.

●
The preliminary mine design carried out by the Nanching Engineering & Research Institute of Nonferrous Metals (“NERIN”) has been completed.  The design is subject to final revision upon the approval of the regulatory EIA before the final report of the design will be released to Minco Silver.

Summary of quarterly results

The following table summarizes selected financial information for the eight most recently completed quarters.

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Exploration costs	547,559	776,242	356,227	283,846	577,505	309,488	367,527	213,121
Administrative expenses	717,642	870,625	1,406,807	1,333,890	662,423	590,795	609,001	457,538
Foreign exchange loss (gain)	3,356	(18,284)	(22,910)	20,689	(28,158)	(138,708)	2,031	52,934
Operating loss	(1,268,557)	(1,628,583)	(1,740,124)	(1,638,425)	(1,211,770)	(761,575)	(978,559)	(723,593)
Unrealized gain (loss)on marketable securities	(2,100)	(2,100)	(4,200)	(6,300)	-	8,400	(10,500)	(8,400)
Finance and other income (loss)	23,829	153,194	(254,301)	(36,496)	14,598	3,226	3,578	7,096
Loss for the period before gain(loss) from equity investment and dilution gain	(1,246,828)	(1,477,489)	(1,998,625)	(1,681,221)	(1,197,172)	(749,949)	(985,481)	(724,897)
Dilution gain	31,000	2,000	199,000	8,478,000	1,891,000	193,000	739,000	22,000
Share of gain (loss) from equity investment in Minco Silver	(342,432)	52,355	(476,160)	(677,154)	(498,254)	(467,577)	184,040	(464,359)
Income (loss) from continuing operations	(1,558,260)	(1,423,134)	(2,275,785)	6,119,625	195,574	(1,024,526)	(62,441)	(1,167,256)
Income (loss) from discontinued operations	-	-	-	-	-	(110,606)	1,712,164	5,743
Net income (loss) for the period	(1,558,260)	(1,423,134)	(2,275,785)	6,119,625	195,574	(1,135,132)	1,649,723	(1,161,513)
Other comprehensive income (loss)	(36,643)	368,026	116,834	(128,840)	(151,983)	38,772	281,589	(231,630)
Comprehensive income (loss ) for the period	(1,594,903)	(1,055,108)	(2,158,951)	5,990,785	43,591	(1,096,360)	1,931,312	(1,393,143)
Basic and diluted income (loss) per share	(0.03)	(0.03)	(0.05)	0.12	0.00	(0.02)	0.03	(0.03)
Weighted average number of shares outstanding	50,341,041	50,318,498	50,268,972	49,980,910	48,967,175	48,436,115	48,436,115	43,321,430

Three months ended December 31, 2011 and December 31, 2010

Net loss for the three months ended December 31, 2011 was $1.6 million (loss of $0.03 per share) compared to a net income of $0.2 million (earning of $0.00 per share) in the fourth quarter of 2010. The following is a summary and discussion on significant components of income and expenses recorded during the quarter compared to the same period in the prior year.

Exploration costs for the three months ended December 31, 2011 was $0.55 million related primarily to the exploration activities onthe Longnan project, which was comparable to $0.58 million incurred for the Longnan project for the same period of 2010.

Administrative expenses for the three months ended December 31, 2011, exclusive of foreign exchange losses, were $0.7 million and were consistent with the comparative period’s administrative expenses of $0.7 million.

Dilution gain for the three months ended December 31, 2011 was $0.03 million compared to $1.89 million for the same period of 2010. In the fourth quarter of 2010, a large number of Minco Silver stock options and warrants were exercised for which the Company recognized a $1.89 million dilution gain.

Selected annual information

The following table summarizes selected financial information for the most recent three years ended December 31.

The selected information for 2011 and 2010 was prepared in accordance with IFRS which was effective for the years beginning on or after January 1, 2011.

	2011 IFRS	2010 IFRS	2009 Canadian GAAP
	$	$	$
Total revenue	-	-	-
Income (loss) before discontinued operations	862,446	(2,058,649)	(971,999)
Net income (loss)	862,446	(451,348)	(356,991)
Income (loss) per share from continuing operations – basic and diluted	0.02	(0.04)	(0.02)
Income (loss) per share – basic and diluted	0.02	(0.01)	(0.01)
Total assets	22,176,773	23,700,260	14,533,694
Total long-term financial liabilities	-	-	-
Cash dividends declared per share for each class of share	-	-	-

The following is a summary of exploration costs incurred by each project.

Year ended December 31,	2011 IFRS	2010 IFRS	2009 Canadian GAAP
	$	$	$
Gansu - Longnan	1,870,486	1,330,745	1,336,083
Inner Mongolia - Gobi Gold (disposed project)	-	-	6,450
Guangdong - Changkeng	66,522	135,727	(1,090,981)
Hunan - Gold Bull Mountain	26,866	1,169	4,137
Total	1,963,874	1,467,641	255,689

For the year ended December 31, 2011and 2010

Net income for the year ended December 31, 2011 was $0.86 million (income of $0.02 per share) compared to a net loss of $0.45 million (loss of $0.01 per share) in the year of 2010. The following is a summary and discussion on significant components of income and expenses recorded during the year compared to the prior year.

Exploration costs

Exploration costsfor the year endedDecember 31, 2011were $1.96 millioncompared to $1.46 million in the comparative periodin 2010. The increasewas due to the increased exploration activities on the Longnan project. There were no exploration activities on the Changkeng project and Gold Bull Mountain project except for the maintenance of the exploration permits.

Administrative expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. For the year ended December 31, 2011, the Company incurred a total of $4.4 million (2010 - $2.3 million) in administrative expenses.  Significant changes in expenses are as follows:

●
In the year ended 2011, the Company granted 2.4 million stock options to its consultants and employees at a weighted average exercise price of $2.18 per share. The Company recorded share-based compensation expense of $2.3 million for the year ended December 31, 2011 compared to $0.4 million for the prior year in 2010.

●
Accounting and auditing fees for the year ended December 31, 2011 were $0.2 million (2010 - $0.1 million). The increase was due to the Company engaging its external auditor to review its interim condensed consolidated financial statements prepared in compliance with IFRS.

●
The Company incurred investor relations expense of $0.5 million for the year ended December 31, 2011 (2010 - $0.3 million). The increase is mainly due to the increase of investor activities including increased attendance at events in 2011. Also, due to the close relationship between the Company and Minco Silver, when Minco Silver is busy with an event like its 2011 bought deal, it drives a higher level of interest in the affairs of the Company. The Company generally tries to capitalize on the interest being generated in its operations by Minco Silver and times its investor relations activities accordingly.

●
Legal, regulatory and filing fees were $0.2 million for the year endedDecember 31, 2011 (2010- $0.09 million).  The increase was mainly due to the Company’sdecision to engageexternal legal counsel to assist with regulatory compliance.

●	Property investigation expense was $0.1 million for the year ended December 31, 2011 (2010 - $0.2 million). In 2011, the Company focused on its Gansu Longnan properties.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Finance and other income (expense)

In the year ended December 31, 2011, the net amount of finance expense (income) and other expenses was $0.1 million compared to the net amount of finance expense (income) and other expenses of $0.03 million in the same period of 2010. The increase in finance expenses, net of finance income, is mainly due to the timing of the repayment of the funds borrowed and loaned by the Company. While the funds of RMB 60 million loaned by the Company to Tugurige Gold Mine were repaid on March 25, 2011 in full with8%interest per annum. The funds of RMB 50 million borrowed by the Company from Zhongjia to finance Tugurige Gold Mine were repaid in June 2011 in full with 10 % interest per annum.

Cash and short-term investment

As at December 31, 2011, cash and cash equivalents consisted of short term deposits with a maturity term of seven days that can be renewed automatically. The yields on the short term depositsare 1.5%

As atDecember 31, 2011, short-term investments, which consisted of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year,totaled $Nil (December 31, 2010 – $0.3 million).

Marketable securities

As at December 31, 2011, the Company held 420,000 common shares (2010 – 420,000 common shares) of Nanika Resources Inc.The market value of the shares was $0.01million (2010 - $0.03 million)

For the year ended December 31, 2010 and 2009

Net loss for the year ended December 31, 2010 was $0.45 million (loss of $0.01 per share) compared to a net loss of $0.35 million (loss of $0.01 per share) in the year of 2009. The following is a summary and discussion on significant components of income and expenses recorded during the year compared to the prior year.

Exploration costs

Exploration costs, net of exploration cost recoveries, for the year ended December 31, 2010 were $1.5 million compared to $0.3 million in the comparative year in 2009. The increase was due to the increase exploration activities for the Longnan project and $Nil recovery of exploration costs for the Changkeng Silver mineralization (2009 - $1.4 million).

For the three months ended December 31, 2010 exploration costs totaled $0.6 million (2009 - $0.4 million).

Administrative expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. For the year ended December 31, 2010, the Company incurred a total of $2.3 million (2009 - $2.6 million) in administrative expenses.

Significant changes in expenses are as follows:

●
The Company recorded a foreign exchange gain of $0.1 million for the full year ended December 31, 2010 (2009 – $0.5 million) and for the three month period ended December 31, 2010, a foreign exchange loss of $0.03 million (2009 – gain of $0.6 million).

●
The Company incurred investor relations expense of $0.3 million for the year ended December 31, 2010 (2009 - $0.1 million) and in the current quarter $0.1 million (2009 - $0.01 million). The increase is mainly due to the increase of investor activities including increased attendance at advertising and promotional events in 2010.

●
Consulting fees for the year ended 2010 were $0.1 million (2009 - $0.3 million). For the three month period ended December 31, 2010, consulting fees were $0.06 million (2009 - $0.1 million). The decrease is mainly a result of decreased use of consultants.

●
Property investigation expenses for the year ended 2010 were $ 0.2 million (2009 – 0.1 million). For the three month period ended December 31, 2010, property investigation expenses were $ 0.09 million (2009 - $0.05 million). This increase was due to the investigation of various mineral properties.

●
In the year ended December 31, 2010, the Company granted 175,000 stock options to its consultants at the price range from $0.93 to $1.24 per share. The Company recorded stock based compensation expense of $0.4 million for the full year ended December 31, 2010 (2009 - $0.8 million) and during the three months ended December 31, 2010 $0.1 million (2009 - $0.06 million).

To date the Company has been in the exploration stage and has not earned revenue from operations.  Income earned has been interest income, rental income and sundry income. Interest income and other income

In the year ended December 31, 2010, interest and other income were $0.1 million (2009 - $0.1 million).

Sundry income

In the year ended December 31, 2010, sundry income was $Nil (2009 – $0.01 million) recorded on debts forgiven.

Cash and Short-term investment

As at December 31, 2010, Cash and cash equivalents consisted of short term deposits with a maturity term of seven days and can be renewed automatically. The yields on the short term deposit was 1.7%

As at December 31, 2010, short-term investments consisted of $0.3 million of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2009 – $2.5 million).

Marketable securities

As at December 31, 2010, the Company held 420,000 common shares (2009 – 420,000 common shares) of Nanika Resources Inc. The market value of the shares was $0.03 million (2009 - $0.04 million).

Financial position

The Company’s total assets as at December 31, 2011was $22.2million (2010 - $23.7 million).  The Company’s equity investment in Minco Silver was increased by $7.5 million due to the increase in dilution gain during 2011.However, this increase was offset by the repayment of the loan of $7.6 million (RMB 50 million) to MBM.

At December 31, 2011, the Company had cash and short term investments of $6.7million (2010 - $6.3 million), out of which $4.7 million as held by Mingzhong was forthe remaining payment amount outstanding for the Changkeng exploration permit.

At December 31, 2011, the Company has total liabilities of approximately $7.7 million, including the $2.5 million advanced by the minority shareholders of Mingzhong to be converted to equity once Mingzhong obtains approval to increase its registered capital, and $4.7 million to be paid to No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) for the Changkeng exploration permit.

Contractual obligations

The Company`s contractual obligations are related to a cost sharing agreement between the Company, Minco Silverand MBM,  related parties domiciled in Canada, and outlines shared expenses incurred by the three companies including consulting and rental expenses.

The cost sharing agreement is renegotiated or amended by the parties annually.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-term debt	-	-	-	-	-
Capital lease obligations	-	-	-	-	-
Changkeng permit payable	4,681,156	4,681,156	-	-	-
Operating leases (1)	473,293	140,629	332,664	-	-
Other obligations (2)	387,779	387,779	-	-	-
Total contractual obligations	861,072	528,408	332,664	-	-

(1)	Office rental payments – Canada and China

(2)	Key management personnel

Properties

Over the past a few years, the Company reviewed its portfolio of mineral properties and sold several projects, including BYC, Gobi Gold, and Xiaoshan Projects,  which are not core holdings with less exploration potential. The Company recovered the exploration costs on those projects with some profits.

After the disposal of the above projects, the Company has interests in properties through direct and indirect ownership (through wholly owned subsidiaries and through joint ventures and business combinations) as follows:

●
Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”) and its interests in the Longnanprojects, incorporated in the People’s Republic of China and Triple Eight Mineral Corporation (“Temco”).

●	Less than wholly-owned subsidiaries - the Company has contractual rights to earn into the following projects:

●
51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)  - holding company for the Changkeng Gold project and the Changkeng Exploration Permit; and

●
Equity interests – during 2011, the Company’s ownership of Minco Silver decreased from 26.20% to 22.15%as Minco Silver concluded a share offering of 7.6 million common sharesin which the Company did not participate.

Changkeng Gold project

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver Corporation's Fuwan Silver Deposit and situated close to well established water, power, and transportation infrastructure.

Ownership

Guangzhou Mingzhong Mining Co., Ltd. ("Mingzhong"), a cooperative joint-venture established among Minco China, GGB, Guangdong Gold Corporation, and two private Chinese companies to jointly explore and develop the Changkeng Property, signed a purchase agreement in January 2008 to buy a 100% interest in the Changkeng Permit on the Changkeng Property from 757 Team. Total purchase price (the "Purchase Price") has been appraised to be RMB 49 million (approx. US $6.8 million). The transfer of the Changkeng Exploration Permit from 757 Exploration Team to Mingzhong was approved by MOLAR in 2009.

Minco Gold, through Minco China, owns 51% equity interest in Mingzhong. Minco China committed to a total contribution of RMB 51 million (approximately CAD $8.2 million) and the remaining, minority shareholders, committed to contributions totaling RMB 49 million (approximately CAD $7.9 million) for their 49% equity interest in Mingzhong. Of the amount of RMB 100 million (approximately CAD $16.1 million), RMB 48 million (approximately CAD $7.3 million) will be used to purchase the exploration permit from the 757 Team and the remaining funds will be used for exploration and development of the Changkeng Property.

The geology

The Changkeng Gold Property is covered by the 1.18 km2 area over the Changkeng Permit.

The Changkeng Gold Deposit is located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the northeast trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast. Precious and base metal occurrences and deposits are known to occur predominantly along the margins of the 550 km² basin.

The major structural control at Changkeng is an upright, open syncline with its axis trending northeast. The syncline is composed of Lower Carboniferous limestone and Triassic siliciclastic rocks. A low-angle fault zone is developed along the contact between the Lower Carboniferous unit and the Upper Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular, brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder conduit and as a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall, and silver mineralization is known to occur in the second-order faults on the Fuwan Property to the south.

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government. Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 13 surface trenches and 81 diamond drill holes, P&E Mining Consultants Inc. ("P&E") of Brampton, Ontario, prepared an initial NI 43-101 compliant resource estimate on the deposit in March of 2008 with a resource update in March 2009 (collectively, the "Technical Reports") The Technical Reports can be found on SEDAR and are incorporated by reference herein.  The detailed resource estimates are provided below.

The Changkeng deposit is comprised of three mineralized zones, termed the CK1, CK2 and CK3 Zones. The overall strike length of the deposit, incorporating these zones, is approximately 1200 metres in a N065° direction, with a cross-strike width of between 110 to 380 metres. The deposit outcrops on surface and the deepest zone of mineralization intersected by drilling to date is approximately 280 metres below surface. The average width of a mineralized intersection is 10.4 metres (apparent thickness).

The Changkeng Gold Deposit falls into the broad category of sediment hosted epithermal deposits. Gold mineralization occurs as lenticular bodies in the brecciated Triassic clastic rocks at the upper portion of the synform zone. The gold zone tends to pinch out toward the hinge of the syncline where it is replaced by silver mineralization at the Fuwan Silver Deposit.

Drilling program

The Company completed a comprehensive exploration program on the Project during late 2007 to the end of 2008. The exploration program consisted of drilling of 66 diamond holes and extensive hydrological study as well as geotechnical survey. The drilling program was designed to expand the known resources through step-out drilling, as well as increase the indicated resources through in-fill drilling, with the first 22 holes mainly testing the wider spaced drill targets throughout the entire property. Drilling was conducted on an approximate 40 meter section spacing with holes on section between 20 meters to 80 meters apart.

At the completion of the 2008 drilling program, the known gold mineralization at the Changkeng Property was extended by approximately 400 meters along strike to the east-northeast; from just less than 900 meters to approximately 1200 meters in length. Mineralization was also extended down dip in localized areas along the eastern end of the known mineralization.

Resource estimates

A resource estimate was made by P&E Mining Consultants Inc. for the Changkeng Gold Project by utilizing diamond drill data from a total of 127 drill holes and 13 surface trenches. On March 25, 2009, the Company reported an updated NI 43-101 resource estimate for the Changkeng project., including the calculations of the distinct and separate gold dominant and silver dominant zones.

The following is a summary of the updated resource calculation prepared for the Changkeng Property. The definitions of Indicated and Inferred Resources are in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005.

Minco Gold has 51% ownership of the Changkeng Project which has 2 distinct and separate mineralized zones (a gold ("Au") dominant zone and a silver ("Ag") dominant zone). The gold portion of the resource estimate has been expanded and upgraded to contain indicated resources of 4.0 million tonnes @ 4.89 g/t Au for a total of 623,100 oz Au. This represents a 65% increase in gold ounces for the indicated resource category. The estimate also contains inferred resources of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au.

March 2009 P&E Gold Dominant Portion of Resource Estimate @ 1.2 g/t AuEq Cut-Off

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq ** (g/t)	AuEq ** (oz)
Indicated	3,961,000	4.89	623,100	11.2	1,423,000	5.08	646,800
Inferred	4,001,000	3.01	386,800	9.5	1,218,000	3.16	407,000

**The AuEq grade was calculated from Au US$800/oz and Ag US$14/oz with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 60:1 Pb and Zn values were too low to be of economic interest for resource reporting purposes.

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it isuncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The Changkeng Project also contains a portion of a second distinct deposit which is silver dominant. Minco Gold assigned its 51% ownership in these resources to Minco Silver Corporation pursuant to the assignment agreement dated August 20, 2004. The deposit contains indicated resources of 5.6 million tonnes @ 170 g/t Ag for a total of 30,708,000 oz Ag and inferred resources of 1.1 million tonnes @ 220 g/t Ag for a total of 7,517,000 oz Ag. This represents a 70% increase in silver ounces for the indicated resource category. The increase is due to the recent drilling which upgraded inferred resources and outlined new resources.

March 2009 P&E Silver Dominant Portion of Resource Estimate @ 35 g/t Ag Cut-Off

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred	1,063,000	220	7,517,000	0.24	0.61	1.36

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The resource estimate prepared on the Changkeng Deposit also includes minor amounts of lead (Pb) and zinc (Zn).

The most recent site visit was made to the Changkeng Property on January 9, 2009. Independent verification samples of the current drill core were taken at that time.

Future Plan

Minco Gold plans to complete the necessary permitting requirements,the national exploration report, further metallurgical studies for the Changkeng Gold Property.

Gansu Longnan properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: includes five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area.  The primary potential in this area is for gold.

Yejiaba: includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt.  The potential in this area is for poly-metallic mineralization (gold-silver-iron-lead-zinc).

Xicheng East: includes three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt.The potential in this area is for poly-metallic mineralization (gold-silver-lead –zinc).

All of these 12 exploration permits are located over regional geochemical gold anomalies with host rocks and significant structure trends similar to that at Anba and other gold deposits in the region.

On September 27, 2010, Minco China entered into an agreement with Fengxian Xin Kun Mining Corporation (“FXKM”) in which the Company agreed to sell two exploration permits in Xicheng East FXKM for RMB 2.2 million. The process of transferring the titles of the two permits to FXKM was not completed due to the pending approval by Gansu province as at December 31, 2011.

On March 1, 2012, Minco China entered into a supplementary agreement with FXKM in which FXKM agreed to pay additional 0.4 million RMB to reimburse Minco China’s maintenance costs incurred for the above two permits since September 27, 2010.

On March 10, 2012, Minco China obtained approval from Gansu province for the sale of the two exploration permits. The sale isexpected to complete in the second half year of 2012.

Exploration in 2011 and 2010

2011 Exploration Program

The 2011 field program commenced in the beginning of March and focused on the Yejiaba sub-project where Minco discovered zones of significant mineralization in 2010 including poly-metallic and gold mineralization at the Shajinba zone, and gold mineralization at the Bailuyao and Baojia zones.

The 2011 exploration program on the Yejiaba Project was designed to further test the gold mineralization zone discovered in 2010.  It was comprised of an initial drilling program at the Shajinba Gold Zone and a trenching program at the Baimashi Gold Zone located only 3.0km away within the same structural and metallogenic trend.  The Company is planning an exploration program including 3000m of drilling, 3000m of tunneling and surface exploration in 2012.

Highlights of the 2011 exploration program,which were disseminated in a news release by the Company on March 30, 2012 entitled "Minco Gold Expands Mineralization At Shajinba And Baimashi Gold Zones, Yejiaba Property", include:

A.	Shajinba zone

Drilling:

Drilling totaled 2,829.02 metres, covering an area of 1000m by 400m. Drill hole spacing ranged from 250m to 400m, depths ranged from 288.03m to 501.4m, targeting two zones trenched in 2009 and 2010: Targeted zones were gold mineralized, coinciding with surface trace of a thrust fault, gold-in-soil anomaly, and a poly-metallic mineralized zone. Drill results returned lower gold values than surface trenching, but provided verification of the structural interpretation based on surface work and geophysical surveys and discovery of several significant mineralized intersections at depth.

Drill hole SJB-003A: in an area with no surfical signs of mineralization, due to conglomerate cover, intersected a wide fault zone comprised of black carbonaceous phyllite and tectonic gouge with numerous dykes of porphyry granite to quartz diorite, a portion of which averaged 0.13g/t Au over 43.56 metres. Additional drilling in the vicinity may lead to a wide ore-grade zone of mineralization.

Drill hole SJB-005: within poly-metallic mineralization, intersected a pure hematite vein in massive limestone. Iron content averaged 61.5% over 2.29 m. The vein was traced on surface for 200 metres at similar grade and width. The drill intersection doubles its strike extension to 400 metres. The vein is open down-dip and along strike to the East.

The following table provides more details on results of drilling completed at the Shajinba Zone in 2011.

Hole-ID	Location, Azimuth And Dip	Down hole Depth, m		Width, M	Average Grade			Alteration
		From	To		Au, g/t	Ag, g/t	Fe, %
SJB-001	371933							Brecciation in phyllitic limestone, calcareous phyllite
	18505408.00E	No mineralized intersection			-	-	-
	Az163, Dip-65
SJB-002	371929							Brecciation in phyllitic limestone, calcareous phyllite
	18505088.00E	No mineralized intersection			-	-	-
	Az171, Dip-65
SJB-003A	371946							Granite dykes and phyllite with quartz-carbonate veinlets
	18505233.00E	287.57	331.13	43.56	0.13	-	-
	Az173, Dip-71.8
SJB-004	371967	117.02	118.12	1.10	1.38	-	-	Brecciated and silicified dyke of granite

	18504817.00E Az193, Dip-69	348.7	350.7	2.0	0.40	-	-	Calcite with limonite in massive limestone
SJB-005	371971	104.96	107.25	2.29	-	-	61.50	Massive hematite in massive limestone
	185049E	293.99	294.99	1.00	0.60	-	-	Brecciated and limonitized dyke of granite
	Az180, Dip-65	302.76	308.76	6.00	0.17	-	-	Thin bedded phyllitic limestone with hematite in rock matrix
SJB-006	371971
	18504954.00E	21.47	26.13	4.66	0.22	12.2	-	Quartz-carbonate veining with pyrite in brecciated granite and limestone
	Az338, Dip-60
SJB-007	371976	118.35	119.57	1.22	0.66	-	-	Silicified dyke of granite
	18504634.00E	125.57	126.87	1.30	0.57	-	-	Silicified dyke of granite
	Az183, Dip-55

Induced Polarization (IP):

Continuous and distinctive IP anomalies were tested within three trenches at the Shajinba Zone. Two 80m spaced trenches returned the following results:

0.59 g/t Au over 6.6 m;
0.20 g/t Au over 6.0 m.

The IP anomaly extends for further 800 metres and remains untested.

B.	Baimashi zone

Trenching:

The Baimashi gold-antimony zone covers an area of 3km by 1 km, located 3.0 km west from the Shajinba zone. It possesses numerous occurrences of gold and antimony, clustered in four Zones, hosted in massive limestone and calcareous phyllite.  Widely spread grab samples returned gold values between 5.0 Au g/t to 50.0 Au g/t  and antimony content was up to 15.0%. Mineralized intersections in the trenches were sampled with 5cm deep by 10cm wide and generally1m long channel samples.

Zone 1 Significant Values:

3.62 g/t Au over 6.4 m;
4.41 g/t Au over 2.0 m;
2.26 g/t Au over 1.2 m, and
0.53 g/t Au over 6.0 m.

The zone extends for 500 metres and has been tested with six trenches.

Zone 2 Significant Values:

11.82 g/t Au over 3.5 m.

The zone is 1.0km long and was tested with 12 trenches but gold content in trenches is generally less than 1.0 g/t Au.

The Company has commissioned a NI 43-101 compliant technical report on the Yejiaba Project.

2010 Exploration Program

Field crews were mobilized to the field in March 2010 to follow-up the positive results that were discovered on the Oujiaba and Yejiaba target areas.  Minco had a geophysical company and  an experienced Nevada geologist to assist in progressing both of the target areas.  Works completed include detailed mapping, trenching, soil geochemical surveys, geophysical surveys which will all be included and used to help define drill targets.

Yejiaba area:

Reconnaissance traversing within a major fault zone trending 60 deg. NE in Yejiaba area discovered several mineralization showings (Shajinba zone, Yaoshang zone and Fujiawan zone) which have high potential for gold. The overall structural trend is 10.0 km long. The most significant results are as follows:

 In Shajinba area, a zone of argillization and carbonatization was discovered near Shajinba village. Intensity of alteration is moderate, fine pyrite inclusions and chalcosine present in the zone. True width of the zone is  less than 5.0 meters; it appears to be concordant to hosting phyllite. Another zone of silicification was found 1.0 km north. The zone coincides with a minor fault and dykes of rhyolite, both striking 80 deg. Silicification is represented by quartz veinlets 1.0 cm to 3.0 cm wide with inclusions of pyrite, arsenopyrite and antimonite. Width of the silicification zone is approximately 5.0 metres. The best grab samples taken from outcrops returned 0.26, 0.23 and 0.06 g/t Au with corresponding silver content of 155.0, 2.0 and 455.0 g/t.  Several grab samples were taken 100 metres NE from this intersection and two of them returned 37.0 g/t Ag and 833.0 g/t Ag. Most significant result achieved in Shajinba zone during the second half of 2010 was the discovery of poly-metallic mineralization associated with the silver zone. The new zone is hosted by massive limestone and represented by massive lead mineralization in the central part and veinlets of galena in contact zones. Observed length of the mineralization is approximately 350.0 metres, width varies from 5 metres to 25 metres. Trenching continued in the fourth quarter which continued to intersect the silver – antimony iron rich poly-metallic mineralization with spacing between trenches from 80 metres to 120 metres.

Yaoshang zone. One grab sample taken from silicified phyllite in early April returned 0.5 g/t Au, 12 g/t Ag and 0.13% Pb.  Trenching in the area exposed a tectonic block of phyllite in limestone with numerous dykes of rhyolite. Width of the block is 100 metres. Both the phyllite and rhyolite are silicified. Two intervals 5.0 m and 6.0 metres long with gold content from 0.11 g/t to 0.64 g/t were discovered in silicified rhyolite. No works were completed in the zone in the fourth quarter.Fujiawan zone. Two trenches 40m and 21m long were completed in the zone. One of them exposed strong argillization and silicification in a dyke of rhyolite.  The best results are 2.0 g/t Au over 2.0 metres and 1.46 g/t Au over 3.0 metres. No works were completed on the zone in the fourth quarter.In the western most part of the property as channel sample was taken across a north-south trending hydrothermally altered structure and it returned a result that averaged 2.66 g/t Au and 322 g/t Ag over 0.8 metres.

At the Shajinba target area, geological mapping, soil geochemical, ground magnetic and IP surveys have been completed. Trenching is in progress.  Altered and mineralized boulders were discovered approximately 500 metres southeast of the main mineralized zones that were identified in 2009.  One grad sample returned 31.55 g/t Au and 66.0 g/t Ag. The geochemical soil sampling highlighted numerous gold anomalieds over an area of 700 metres long by 100 metres wide. The anomalies are open along strike to the east. Trenching in the area revealed a 5 metre wide zone of silicification with arsenopyrite, galena and stibnite. Mineralization is controlled by a regional thrust fault zone dividing phyllite in the foot wall and conglomerate in the hanging wall. Extensive trenching program is focused on the newly discovered zone. Channel sampling from trenches returned gold values ranging from 0.12 to 5.58 g/t Au over widths from 1.7 to 10.2 metres. The channel sample results are highlighted as follows.

●	5.58 g/t Au over 4.7 metres.

●	3.56 g/t Au over 4.3 metres.

●	1.63 g/t Au over 2.0 metres.

Yangshan area:

Ground magnetic survey has been completed at the Oujiaba target area. Extensive soil sampling, geological mapping and sampling are in progress. Geochemical soil and rock chip sampling revealed anomalies of gold and arsenic over zones of regional faults. The anomalies are being tested with trenching.

Jinniushan Gold project (Gold Bull Mountain project)

On November 14, 2006 the Company announced that its wholly-owned subsidiary, Minco China had acquired a mining license on the Jinniushan Gold Mine (Gold Bull Mountain), covering 0.18 km2, and an exploration permit (16.68 km2), covering the strike extension of the Jinniushan Gold Mine.  Total consideration for the acquisition of the mining license and the exploration permit was approximately US$1 million.  Minco China  incorporated a local operation wholly owned subsidiary, Yuanling Minco Co., Ltd in Hunan and the Gold Bull Mountain mining licenses were transferred to Yuanling Minco.

The 16.86 km2 GBM gold project covers most part of the Jinniushan gold mineralization belt which extends for more than 15 kilometers and is recognizable with the distribution of abandoned artisan mining adits and tunnels. The Gold Bull Mountain mining license is located in the middle of the belt.  High grade quartz-vein style gold mineralization is hosted in the late Proterozoic sandy slate characterized with obvious silification, seritization and pyritization.

The Company commissioned the preparation of a NI 43-101 report on the Jinniushan Gold Project which is incorporated by reference herein. The technical report dated December 28, 2006 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J2 and filed on SEDAR on January 3, 2007.

During the period of 2007 to 2008, the Company conducted a systematice exploration programs on the project, includingregional geological mapping, trenching, sampling over the area surounding the the GBM Mining License area; a drilling program at strike and the down dip extention of the know gold zones at the GBM Mining License area; an extensive underground tunneling program to follow the known gold zones at the GBM mine area, and a pilot production to test the recovery of gold. Total completed exploration work included 3,987.5m drilling, 1,745.2m tunneling, 17km2 sketch mapping, 3,964.5m artisan adit investigation, and 3.64km2 geochemical soil sampling.  It is confirmed that the mineralization zone at GBM is highly uncontinuous along strike and dip directions and grade of gold is extremely unevenly distributed in mineralization zones because of significant nugget effect.

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease exploration program at GBM in June 2008. The Company is attempting to sell the project and believes that the sale proceeds will exceed the carrying value of $348,400 as recorded in Mineral Interests. As of the date of this AIF, the property has not been sold andthis project is treated as a non material project by the Company.

Tugurige Gold project

Minco China, entered into a Joint Venture Agreement in December 2010 (the “JV Agreement”) with the 208 Exploration Team (the “208 Team”), a subsidiary of China National Nuclear Corporation (the “CNNC”), to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. Under the terms of the JV Agreement, the 208 Team will set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co, Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the “Earn-In Amount”) to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon conclusion of the JV agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

To secure the project, Minco China provided RMB 60 million (approximately $9 million) in the form of a secured short-term loan to the Tugurige Gold Mine as at December 31, 2010. The loan was repaid on March 25, 2011 in full with interest.

As of the date of this MD&A, the 208 Team has not complied with certain of its obligations under the JV agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co. The Company is proactively engaged in resolving this dispute with the 208 Team. As a result, the Company has not commenced the commissioning of an NI 43 -101 compliance resource estimate on the property.

On March 14, 2012, Minco China engaged an external law firm in China to resolve the dispute with the 208 Team in terms of the JV Agreement compliance. The ultimate outcome is uncertain.

Qualified persons

Wayne Spilsbury, a director of Minco Silver Corporation, is a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy and is a “qualified person”, as defined in NI43-101. Mr. Spilsbury has supervised the preparation of the technical content of this management discussion and analysis.

Liquidity and capital resources

The Company does not generate revenues from operations. In the long-term, the Company relies on equity financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company depends on a combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, to complete its exploration business plan and support the basic operations expenses for the next 12 months.

At December 31, 2011, the Company had a cash and cash equivalents balance of $6.7 million (December 31, 2010 - $6.0 million).

All of thecash denominated in RMB is maintained in China where the remittance of funds to jurisdictions outside China may be subject to government rules and regulations on foreign currency controls.  Such remittance may requireapproval by the relevant government authorities or designated banks in China or both.

The Company plans on meeting any short-term cash requirements through funds advanced from Minco Silver. In addition, the Company could raise funds through the sale of its equity investment in Minco Silver.  The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

The Company’s marketable securities are comprised of publicly-traded shares. The market for these instruments is liquid and the Company does not foresee loss of capital due to liquidity risk.

Cash flow

Operating activities

The net income from continuing operations for the year endedDecember 31, 2011 was $0.9 million which was mainly a result of an equity loss on investment in Minco Silver of $1.4 million, a dilution gain of $8.7million andshare-based compensation of $2.0 million to arrive at cash used in operating activities of continued operations of $3.9million compared to $1.6 million cash usedin the comparative year of 2010.

Investing activities

For the year ended December 31, 2011, the Company generated cash of $9.2 million (2010 – used $7.0 million) in investing activities from continuing operations which was primarily due to the repayment of the loan made to Tugurige Gold Mine of $8.9 million.

Financing activities

For the year endedDecember 31, 2011, the Company received proceeds of $0.8 million from the exercise of options and$1.6 millionin advance payments from Mingzhong’s fiveminority shareholders.  This was offset by $7.4 million repaid to MBMto arrive at cash used in financing activities of $5.1 million compared to $9.4millioncash generated in the comparative year of 2010.

Available resources

The Company’s cash and short-term investment balance at December 31, 2011 amounted to $6.7 million (2010 - $6.3 million). Please refer to the section “Financial position”.

Accounts payable and accrued liabilities

Minco China is the controlling shareholder in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”) with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with 757 Exploration Teamand on January 5, 2008 Mingzhong received the Changkeng exploration permit. This exploration permit was renewed for a two-year period ending on September 10, 2013, which was granted by MOLARin Beijing in September 2011.The value of the exploration permit was RMB 48 million (approximately $7.3 million). As at December 31, 2008, the first payment for the Changkeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million (approximately $2.87 million).

In order to pay the remaining RMB 29 million (approximately $4.7 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million ($5.1 million). As of December 31, 2011, Minco China paid RMB 16.3 million ($2.6 million) and the five minority shareholders paid RMB 15.7 million ($2.5 million) to Mingzhong.

The Company’s share of the remaining payment for the permit is RMB 14.8 million ($2.2 million).

Twoof the minority shareholders of Mingzhong are State-owned entities, which require approval from the Guangdong provincial government’s Minister of Finance for increasing theirshare of registered capital. The process to increase Mingzhong’s registered capital is in progress. The funds received from the five minority shareholders are classified as a current liability as at December 31, 2011, pending approval of the capital injection.

The remaining amount payable for the Changkeng Exploration Permit of $4.7 million (RMB $29 million) was also classified as a current liability as of December 31, 2011.

Investment in Minco Silver Corporation

As at December 31, 2011, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2010 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share.  The Company did not participate in this offering.  As a result, its ownership interest has decreased to 22.15% (December 31, 2010 – 26.20%).  As the offering price for the Minco Silver shares significantly exceeded the carrying value of the Company’s investment in Minco Silver, the Company recorded a non-cash dilution gain in the amount of $8.7 million.

The Company’s equity accounts for its investment in Minco Silver.

Comprehensive income (loss) on the investment in Minco Silver is as follows:

Year ended December 31,	2011	2010	2009
	$	$	$
Dilution gain in Minco Silver	8,710,000	2,845,000	3,479,000
Equity loss of Minco Silver Corporation	(1,443,391)	(1,246,150)	(1,747,921)
Accumulated translation adjustment	287,268	(69,906)	-
Comprehensive income from investment in Minco Silver	7,553,877	1,528,944	1,731,079

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Investment in Minco Silver Corporation on an equity basis	14,528,016	6,935,139	5,406,195
Market value of Minco Silver shares	25,870,000	82,550,000	24,050,000

As at December 31, 2011 the closing share price for Minco Silver’s shares on the Toronto Stock Exchange was $1.99 (December 31, 2010 - $6.35).

As at December 31, 2011, Minco Silver had current assets of $71.0 million, non-current assets of $18.6 million (including $17.8 million in capitalized mineral interests), current liabilities of $1.0 million and shareholders’ equity of $88.6 million. Minco Silver incurred exploration costs of $Nil, administration costs of $6.7 million and a loss of $6.0 million during the year ended December 31, 2011.

As at December 31, 2010, Minco Silver had current assets of $30.0 million, non-current assets of $12.8 million (including $12.1 million in capitalized mineral interest costs), current liabilities of $1.4 million and shareholders’ equity of $41.5 million.  Minco Silver recorded exploration costs of $Nil, administration costs of $5.6 million, and a loss of $4.3 million during the year ended December 31, 2010.

As at January 1, 2010, Minco Silver had current assets of $11.5 million, non-current assets of $17.2 million (including $8.7 million in capitalized mineral interest costs), current liabilities of $2.4 million and shareholders’ equity of $26.3 million.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Outlook

In 2011, the Company will continue to focus on exploration programs on the Longnan and Changkengprojects.  Aggressive exploration programs will be conducted to follow up the discoveries made on several Longnan properties.  The Company will continue to sell its non-core projects in China to generate capital for the Company’s exploration efforts.  In addition, the Company will continue to seek advanced gold projects for acquisition.

Share capital

As at the date of this MD&A, the Company has 50,348,215common shares and 6,525,667stock options outstanding, for a total of 56,873,882 fully diluted common shares outstanding.

Transactions with related parties

Shared office expenses

a)
Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation and Minco Gold share offices and certain administrative expenses in Vancouver.

At December 31, 2011, the Company has $0.5 million due from Minco Silver (December 31, 2010 - $0.8 million, and January 1, 2010 - $2.1million) and consisted of the following:

Amount due from Foshan Minco as at December 31, 2011 of $1.2 million (December 31, 2010 - $0.8 million, January 1, 2010 - $0.7 million), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at December 31, 2011 was $0.7 million (December 31, 2010 – amount due from of $0.1 million,and January 1, 2010 – amount due from of $1.4 million) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand

The above two amounts will be net settled and accordingly has been presented as net balance on the consolidated financial statements

b)
At December 31, 2011, the Company has $0.02 million due from Minco Base Metals Corporation (“MBM”) (December 31, 2010 - $0.1 million, and January 1, 2010 - $0.1 million), in relation to shared office expenses. The Company is related to MBM through one common directors and common management.

The amounts due are unsecured, non-interest bearing and payable on demand

Loan with Minco Base Metals

In connection to Minco China’s loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine (note 7), Minco Gold and MBM entered a loan agreement whereby Minco Gold borrowed $7.6 million (RMB 50 million) in December 2010. On June 16, 2011, the loan was repaid in full to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of MBM.

The amounts due are unsecured, non-interest bearing and payable on demand.

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with the Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China however it is classified as being a wholly foreign owned entity and therefore can receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increase to the registered capital of Foshan Minco must be denominated in RMB.

a)
On June 9, 2011, Minco Silver advanced US$10 million (December 31, 2011 - $10.2 million) to the Company, the ultimate legal shareholder of the Company’s subsidiary Foshan Minco.  During 2011, the Company received government approvals to increase the registered capital of its wholly owned subsidiary, Minco China.  Minco China has undertaken exchange the US$10 million into RMB and will then invest the funds, on behalf of Minco Silver, to increase the registered capital of Foshan Minco.

In August, 2011, the Company, Minco Silver and Minco China entered into a trust agreement in which the Company and Minco China confirmed they have received the US$10 million, and Minco China is required to exchange these US fund into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at December 31, 2011, Minco China held US$8.1 million in trust and has undertaken the process to exchange the US$1.9 million into RMB on behalf of Minco Silver.

b)
Prior to executing the above transfer of funds, on April 25, 2011, Minco Silver entered into a loan agreement to advance up to US$22 million to Minco China, the immediate legal shareholder of Foshan Minco. The purpose of this loan was to provide a mechanism to increase the registered capital of Foshan Minco. The loan bore interest at a rate equal to LIBOR plus 3 per cent per annum. Minco Silver advanced US$6 million ($5,860,800) to Minco China under this facility. This loan arrangement was not accepted by the State Administration of Foreign Exchange in China. Accordingly, Minco China repaid the US$6 million to Minco Silver on August 19, 2011. The interest was waived on the understanding that Minco Silver’s subsidiary, Foshan Minco, was the beneficiary of the loan.

Key management compensation

In the three months endedDecember 31, 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management. This compensation is included in exploration costs, development costs and administrative expenses.

Three months ended December 31, 2011
	Cash remuneration		Share-based compensation		Total
	$		$		$
Directors		14,027		74,720		88,747
Senior management		82,542		59,105		141,647

Total		96,569		133,825		230,394
	Three months ended December 31, 2010
	Cash remuneration		Share-based compensation		Total
	$		$		$
Directors		10,500		-		10,500
Senior management		176,479		12,454		188,933

Total		186,979		12,454		199,433

In the years ended December 31, 2011 and 2010, the following compensation was paid to key management.

Year ended December 31, 2011
	Cash remuneration		Share-based compensation		Total
	$		$		$
Directors		48,527		391,886		440,413
Senior management		387,779		979,274		1,367,053

Total		436,306		1,371,160		1,807,466
	Year ended December 31, 2010
	Cash remuneration		Share-based compensation		Total
	$		$		$
Directors		43,500		16,959		60,459
Senior management		392,938		133,052		525,990

Total		436,438		150,011		586,449

The above transactions were conducted in the normal course of business.

Critical accounting estimates

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

Equity investment in Minco Silver

The Company reviews its equity investment in Minco Silver when there is any indication that the investment might be impaired. Management has assessed impairment indicators on this equity investment   and has concluded that no impairment indicator existed as of December 31, 2011.

Accounting policy changes

International financial reporting standards (“IFRS”)

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS.  Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.  The three months ended March 31, 2011 was the Company’s first reporting period under IFRS. The twelve months ended December 31, 2011 was the Company’s first annual reporting year under IFRS.

The Company has now completed its IFRS changeover plan, with just the post-implementation phase ongoing.

Note 20 to the consolidated financial statements for the years ended December 31, 2011 and 2010, provides more detail on key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

Transitional financial impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded a reduction in shareholders’ equity of $0.06 million as at January 1, 2010. In accordance with IFRS 1, the Company was required to maintain estimates and assumptions in existence at January 1, 2010.

As a result of accounting policy choices selected and changes those were required to be made under IFRS, the Company has recorded an increase in total comprehensive income loss of $0.002 million for the year ended December 31, 2010.

Cash flow impact

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Control activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company is in the final stages of completing the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. The existing control framework has been applied to the IFRS changeover process. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Information technology and systems

The IFRS transition project did not have a significant impact on information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Post-implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The International Accounting Standards Board is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted.  The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

i.
IFRS 7, Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

ii.
IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets.  It replaces the multiple categories and measurement models in IAS 39, Financial Instruments – Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments.  Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirement in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss are generally recorded in other comprehensive income.The provision of IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

iii.
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidated is required when an entity has the power to govern the financial and operating of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

iv.
IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

v.
IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities.  The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

vi.
IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

vii.
There have been amendments to existing standards, including IAS 27 and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in other comprehensive income into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

viii.
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine.  Stripping activity may create two types of benefits: i) inventory produced and ii) improved access to ore.  Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2, Inventories.  The latter should be accounted for as an addition to or enhancement of an existing asset.

Risks and uncertainties

The business of exploration and development for minerals and mining involves a high degree of risk. Few exploration properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment, or labour are other risks involved in the conduct of exploration programs. The Company from time to time augments its internal exploration and operating expertise with advice from consultants and others as required. The economics of developing mineral properties is affected by many factors including the cost of operations, variation of the grade of ore mined, and fluctuations in the price of any minerals produced.

a) Titles to property

While the Company has diligently investigated title to the various properties in which it has an interest, and to the best of its knowledge, title to those properties are in good standing, this should not be construed as a guarantee of title.

b) Permits and licenses

The Company’s operations may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, and mining operations at its projects.

c) Metal prices

Even if the Company's exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. The effect of these factors cannot be accurately predicted.

d) Competition

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests as well as for recruitment and retention of qualified employees.

e) Environmental regulations

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving toward stricter standards in which enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

f) Conflicts of interest

Certain directors or proposed directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matters. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

g) Stage of development

The Company does not have a history of earnings or the provision of return on investment, and in the future there is no assurance that it will produce revenue, operate profitably, or provide a return on investment.

h) Industry conditions

Mining and milling operations are subject to government regulations. Operations may be affected in varying degrees by government regulations such as restrictions on production, price controls, tax increases, expropriation of property, pollution controls, or changes in conditions under which minerals may be mined, milled or marketed. The marketability of minerals may be affected by numerous factors beyond the control of the Company, such as government regulations. The effect of these factors cannot be accurately determined.

i) Uninsured hazards

Hazards, such as unusual geological conditions, are involved in exploring for and developing mineral deposits. The Company may become subject to liability for pollution or other hazards, which cannot be insured against, or against which the Company may elect not to insure because of high premium costs or other reasons. The payment of any such liability could result in the loss of Company assets or the insolvency of the Company.

j) Future financing

Completion of future programs may require additional financing, which may dilute the interests of existing shareholders.

k) Key employees

Management of the Company rests on a few key officers, the loss of any of whom could have a detrimental effect on its operations.

l) Political risk

Currently, the Company keeps its RMB denominated cash in accounts with financial institutions located in China. This exposes the Company to risks that may not otherwise be experienced if these accounts were maintained domestically.  Political risks may include arbitrary changes in laws, regulations, policies, taxation, foreign exchange controls, and limitations on the repatriation of earnings.  These risks may limit the Company's ability to access the funds held in China for use therein or elsewhere in the world on a timely basis, or at all.

m) Foreign exchange risk

A significant portion of the Company’s assets are denominated in RMB and are subject to foreign exchange rate risk which may have a negative impact on the Company’s overall financial performance.

n) Repatriation of capital located in China

The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world.  There are certain restrictions on the repatriation of funds held in China as more particularly described below.

Under Chinese law, repatriation of funds in China falls under several categories: (1) profit repatriation, (2) capital repatriation, (3) liquidation and (4) overseas loan repayment.  The major requirements for each of the repatriation methods is as follows:

1.	Profit repatriation – A WFOE may repatriate its after-tax profits out of China with few restrictions. Minco China is classified as a WFOE. Profit repatriation can only be undertaken once a year.

2.	Capital repatriation – Under Chinese law, capital repatriation can only be made under the following circumstances:

a.
Share/Equity Interest Sale – In the event that a foreign investor, as an assignor, intends to sell its equity interest in the WFOE to any other foreign or domestic entities/individuals, as an assignee, the approval from the original approving authority, such as the local Department of Commerce ("DOC") is required. Such governmental approval for an equity sale is not difficult to obtain in normal circumstances and it would normally take one to two months after all of the required documents have been submitted, subject to local practice.

Once the governmental approval is obtained, the assignee is obliged to apply to the local Administration for Foreign Exchange ("SAFE"), for the approval of mailing the payment of the transfer price to the assignor, which can normally be done within 20 business days after all of the required documents have been submitted.

b.
Capital Decrease – Generally, a WFOE must not decrease its registered capital during its operating term, however, if its registered capital needs to be decreased due to the change of the total investment amount or operation scale or other reasons, such decrease could be done after approval from the original approval authority has been obtained.

The procedures for capital decrease are as follows:

i.	The WFOE would apply to the local DOC for a preliminary approval of a capital decrease;

ii.
After receiving the preliminary reply, the WFOE would notify all of its creditors in writing for such capital decrease and the WFOE would publically disclose such capital decrease in provincial newspapers at least three times;

iii.	The creditors may require the WFOE to pay off all debts or provide corresponding guarantees to pay any outstanding debts;

iv.	After the WFOE has made at least three public notices in provincial newspapers, it would apply to the local DOC for formal approval of the capital decrease;

v.	Once the DOC has approved the decrease of the registered capital, the WFOE would conduct the registration change at the local Administration for Industry and Commerce ("AIC"); and

vi.
Upon completion of the above procedures, if the then contributed capital of the WFOE exceeds the registered capital after the decrease, the WFOE would apply for the capital repatriation approval of the decreased capital to its investor(s) at the local SAFE.  Once approval is received, the bank can remit the exceeded capital.

The above process takes around six months to complete.

3.
Liquidation – The investor may also voluntarily liquidate the WFOE in accordance with relevant Chinese law and the articles of association of the WFOE.  The procedures for the liquidation of a foreign investment are as follows:

a.	A resolution to liquidate the WFOE is adopted;

b.	The WFOE applies to the local DOC for approval of the liquidation;

c.	The WFOE sets up a liquidation committee to conduct the liquidation;

d.	The notices to creditors and the public announcements about the liquidation must be made;

e.	The liquidation committee would handle the sale of the assets of the WFOE and the distribution of the liquidation proceeds and submit a distribution report to the local DOC; and

f.	Thederegistration of the WFOE must be conducted with the local AIC, local tax, customs, foreign exchange and other authorities.

Upon completion of the above procedures, the investor would apply to the local SAFE for repatriation of the liquidated proceeds. Once approval is received, the bank can remit the liquidation proceeds.

The above process takes approximately six months to complete.

4.
Overseas Loan Repayment - Under Chinese law, a WFOE may borrow overseas loans from its investors or other overseas companies or financial institutions, provided that the overseas loan amount shall not exceed the balance between the total investment amount and the registered capital of the WFOE.  The procedures for registration and repayment of such overseas loans are as follows:

a.	The WFOE would register the overseas loan with the local SAFE and obtain loan registration certificates issued by the local SAFE;

b.	After registration, the WFOE would open a special foreign exchange cash account with domestic banks to receive the overseas loan;

c.	When the WFOE repays the overseas loan, it would apply to the local SAFE for the repayment approval; and

d.
Upon the issuance of the repayment approval of the local SAFE, the WFOE would submit the overseas loan registration certificate and the repayment approval issued by the local SAFE to the banks and the banks would conduct payment operations through the WFOE's special foreign exchange cash account for the overseas loan or the special foreign exchange cash account for the overseas loan repayment.

o) Scope of Business License

In China, companies are granted a business license which specifies the scope of activities that they are permitted to undertake. Although Minco China has taken steps to ensure that all of its business activities are within the scope of its business license, there is no assurance that the relevant Chinese authorities will agree with such assessment. If Minco China is determined to have exceeded the scope of its business license it could be subject to penalties or other sanctions.

Disclosure controls and procedures and internal controls over financial reporting

Management has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2011 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design the Company’s internal control over financial reporting is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at December 31, 2011. Based on the result of this assessment, management has concluded that the Company’s internal controls over financial reporting are effective.

During the year ended December 31, 2011, there have been no material changes in the Company’s internal control over financial reporting.

Cautionary statement on forward-looking information

This MD&A, which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar  expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets such as Canadian dollar, Chinese RMB and U.S. dollar, fluctuations in the prices of Gold and other commodities, changes in government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or China or other countries in which the Companycarries or may carry on business in the future, risks associated with mining or development activities, the speculative nature of exploration and development, including the risk of obtaining necessary licenses and permits, quantities or grades of reserves, failure of plant, equipment or processes to operate as anticipated as well as any factors discussed in the section entitled “Risk and Uncertainties” in this MD&A. Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.

Forward-looking statements included or incorporated by reference in this MD&A are based on a number of assumptions including:

●	The continued ability of the Company to attract and retain key management personnel.

●	The continued availability of debt and equity financing.

Readers are cautioned that forward-looking statements are not guarantees of future performance. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. Specific reference is made to the Company's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.